Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Berry Petroleum Corporation:

We consent to the use of our report dated April 11, 2018, except for Note 15, which is as of June 12, 2018, with respect to the consolidated balance sheets of Berry Petroleum Company as of December 31, 2017 (Successor) and 2016 (Predecessor), the related consolidated statements of operations, equity and cash flows for the ten months ended December 31, 2017 (Successor), the two months ended February 28, 2017 and for the year ended December 31, 2016 (Predecessor), and the related notes (collectively the “consolidated financial statements”) included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements refers to a change in the basis of presentation for Berry Petroleum Company’s emergence from bankruptcy.

(signed) KPMG LLP

Los Angeles, California

June 29, 2018